AMERANT BANCORP INC.

220 Alhambra Circle

Coral Gables, Florida 33134

(305) 460-4038

July 5, 2023

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amerant Bancorp Inc.

Registration Statement on Form S-3

File No. 333-272886 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Amerant Bancorp Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. Eastern Time Friday, July 7, 2023, or as soon thereafter as practical.

Please call Esther Moreno at Akerman LLP at (305) 982-5519 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Sharymar Calderón
Sharymar Calderón
Executive Vice President and Chief Financial Officer